Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No. 001-40048

This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021.

The following is the Innovid Analyst Day Presentation, which was made available on October 22, 2021.

DAY Th e pre s e n t a ti on will begin shortly F A ile d N by I O A N LYST Acquisition Corp 2 Ltd. pursuant to Rule 425 under the S P e c R u E ri t S ie s E A N c t T o A f 1 T 9 3 I O 3 N and deemed filed p O ur s C u T an t | t 2 o R 0 u 2 l e 1 14a - 12 under the Securities Exchange Act of 1934 Subject Company: ION Acquisition Corp 2 Ltd. Commission File No. 001 - 40048 This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021. The following is the Innovid Analyst Day Presentation, which was made available on October 22 , 2021.

DISCLAIMERS 2 | This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Innovid, Inc. (the “Company” or “Innovid”) and ION Acquisition Corp 2 Ltd. (“ION”) and related transactions (collectively, the “Proposed Transactions”) and for no other purpose. This presentation is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Innovid. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Innovid is prohibited. By accepting this presentation, each recipient and its directors, partners, officers, employees, attorney(s), agents and representatives agrees: (i) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain; and (ii) to return or destroy all copies of this presentation or portions thereof in its possession following the request for the return or destruction of such copies. Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the federal securities laws, opinions and projections prepared by the Company’s and ION’s management. These forward - looking statements generally are identified by the words “expects,” “will,” “projected,” “continue,” “ increase,” and/or similar expressions that concern the Company’s or ION’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward - looking. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Because forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s or ION’s control. Actual results and condition (financial or otherwise) may differ materially from those indicated in the forward - looking statements. These forward - looking statements are subject to a number of risks and uncertainties that could cause actual results and conditions to differ materially from those indicated in the forward - looking statements, including, but not limited to, the various summary risk factors related to the Proposed Transactions that have been provided to you separately. The list of factors provided separately is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ION’s final prospectus related to its initial public offering, the Proxy Statement/Registration Statement (as defined below) and other documents filed by ION from time to time with the Securities and Exchange Commission (“SEC”). There may be additional risks that the Company and ION do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect the Company’s and ION’s expectations, plans or forecasts of future events and views as of the date of this presentation. Accordingly, you should not place undue reliance upon any such forward - looking statements in this presentation. Neither the Company, ION nor any of their affiliates have any obligation to update this presentation. Additional Information and Where to Find it In connection with the Proposed Transactions, ION has filed a registration statement on Form S - 4 with the SEC containing a preliminary proxy statement/prospectus relating to the Proposed Transactions (the “Proxy Statement/Registration Statement”), and after the registration statement is declared effective, will mail the proxy statement included therein to holders of ION’s ordinary shares in connection with ION’s solicitation of proxies for the vote by the ION shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Registration Statement. ION urges its shareholders and other interested persons to read, when available, the Proxy Statement/Registration Statement and amendments thereto and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the transactions, as these materials will contain important information about ION, the Company and the Proposed Transactions. When available, the definitive proxy statement included in the Proxy Statement/Registration Statement will be mailed to ION’s shareholders. Shareholders of ION will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ION Acquisition Corp 2 Ltd., 89 Medinat Hayehudim Street, Herzliya 4676672, Israel. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Innovid. The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by Innovid or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Proposed Transactions and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Innovid disclaims any duty to update the information contained in this presentation. Participants in Solicitation ION and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of ION’s shareholders in connection with the Proposed Transactions. Shareholders of ION may obtain more detailed information regarding the names, affiliations and interests of ION’s directors and executive officers in ION’s final prospectus for its initial public offering filed with the SEC on April 13, 2021 and in the Proxy Statement/Registration Statement when available. Information concerning the interests of ION’s participants in the solicitation, which may, in some cases, be different than those of ION’s shareholders generally, will be set forth in the Proxy Statement/Registration Statement when it becomes available.

Statement Regarding Non - GAAP Financial Measures The financial information and data contained this presentation is unaudited and does not conform to Regulation S - X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or other report or document to be filed or furnished by ION, the Company or any entity that is party to the Proposed Transactions with the SEC. Certain financial measures in this presentation are not calculated pursuant to U.S. generally accepted accounting principles (“GAAP”). These non GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non - GAAP financial measures as compared to their nearest GAAP equivalents. For example, other companies may calculate non - GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of the non - GAAP financial measures herein as tools for comparison. You should review the Company’s audited financial statements, which will be presented in the Proxy Statement/Registration Statement to be filed with the SEC in connection with the Proposed Transactions, and not rely on any single financial measure to evaluate the Company’s business. Use of Projections This presentation also contains certain financial forecasts, including projected annual revenue, gross profit and Adjusted EBITDA. Innovid's independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Innovid's control. While all financial projections, estimates and targets are necessarily speculative, Innovid believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Unaudited Estimated Results The Company’s preliminary unaudited estimated results contained in this presentation have been prepared in good faith by, and are the responsibility of, management based upon the Company’s internal reporting, and an independent auditing firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial results. Such results are subject to business, economic, regulatory and competitive uncertainties and contingencies and actual results may vary and those variations may be material. As such, Innovid's actual results and financial condition as reflected in the financial statements that will be included in the registration statement on Form S - 4 for the Proposed Transactions may be adjusted or presented differently from the historical financial information herein, and the variations could be material. No Offer or Solicitation; Private Placement This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ION or the Company nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The securities to which this presentation relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This presentation relates to securities that Innovid would intend to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. The securities have not been approved or recommended by any federal, state or foreign securities authorities, nor have any of these authorities passed upon the merits of this offering or determined that this presentation is accurate or complete. Any representation to the contrary is a criminal offense. Trademarks This presentation contains trademarks, service marks, trade names, and copyrights of the Company, ION and other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company and ION will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 3 | D I S C L A I M E R S ( C o n t ’ d )

PRESENTERS



ZVIKA NETTER
CEO & CO-FOUNDER

Serial entrepreneur with over 28 years of experience launching, managing and growing technology companies.

Prior to co-founding Innovid, founded and served as CEO for several technology companies.



TAL CHALOZIN
CTO & CO-FOUNDER

Leads technology vision, global product development, and partnerships. Serves on the IAB board and owns several global patents for interactive TV technology.

Prior to Innovid, served as an officer in the Israeli Air Force and co-founded Garage Geeks.



TANYA ANDREEV-KASPIN
CFO

Leads finance, accounting, legal and HR functions at Innovid.

Prior to Innovid, spent eight years in finance roles at several technology companies and four years at PwC.



JESSICA HOGUE
GM, MEASUREMENT

Leads strategy, design and execution of measurement and analytics based solutions and partnerships.

Prior to Innovid, spent twelve years at Nielsen in numerous leadership roles.

4

INNOVID

Overview G o - To - M a r k e t Platform F i n an c i a l s Q&A A G E N D A 5 |

THE TV ECOSYSTEM IS SHIFTING

$200 BILLION

of global TV ad spending

$15 - $20 BILLION

of estimated global ad spending on CTV today


$200 BILLION
LINEAR TV
$15-20
BILLION
CTV
hulu
fuboTV
peacock
firetv
VIZIO
YouTube
chromecast
LG
Roku
PLUTO
PlayStation
SAMSUNG
XBOX
tv
SONY
tubitv

Source: Dentsu, eMarketer
Note: $200bn estimate includes 2021 traditional TV ad spend of $169bn and assumes 2021 global CTV ad spend is ~2x US ad spend of $13bn

INNOVID

6 |

CONSUMER CTV MOMENTUM DRIVES ADVERTISING



Streaming Sports

prime video

NFL

AVOD Expansion

HBO max

New Devices

amazon fireTV

sky

Google TV

Walmart

Streaming Movies

HBO max

Disney+

App Expansion

Disney+

7 |

INNOVID

Centralized Ad Delivery Workflow Personalization and Interactivity Advanced M e a s u r e m e n t CTV CREATES OPPORTUNITIES AND CHALLENGES 8 |

Leading Independent Ad Delivery and Measurement Platform for Connected TV Empowering advertisers to shift investment from linear to connected TV 9 |

PEOPLE-FIRST: AN AWARD-WINNING CULTURE

INNOVID'S Company Values

Our shared values unite our team and drive our award-winning company culture

Be **GENEROUS**

Be **DARING**

Be **UNBEATABLE**


HQ

~400 Employees

Founded in 2007
NYC Headquarters
15 Offices Worldwide

glassdoor

4.8 star rating

99% CEO approval

Inc. Best Workplaces 2021

SELECT INVESTORS

SEQUOIA
Goldman Sachs
GENESIS PARTNERS
NEWSPRING

10

INNOVID

Media E c o s y s t e m Delivery M e a sure m en t TV ADVERTISER C r e a t i v e CRITICAL CTV INFRASTRUCTURE FOR TV ADVERTISERS CT V 11 |

Delivery M e a sure m en t TV ADVERTISER P r o g r a mm a t i c Direct Buy Publisher Apps (Walled Gardens & Open Web) Devices Delivery Measurement C r e a t i v e CRITICAL CTV INFRASTRUCTURE FOR TV ADVERTISERS CT V 12 |

Delivery M e a sure m en t TV ADVERTISER P r o g r a mm a t i c Direct Buy Publisher Apps (Walled Gardens & Open Web) Devices Delivery Measurement C r e a t i v e COVERING WALLED GARDENS & THE OPEN WEB CT V 13 |

Delivery M e a sure m en t TV ADVERTISER Direct Buy Publisher Apps (Walled Gardens & Open Web) Devices COVERING PROGRAMATIC & DIRECT BUYS P r o g r a mm a t i c Delivery CT V 14 | Measurement C r e a t i v e

Delivery M e a sure m en t TV ADVERTISER Direct Buy Publisher Apps (Walled Gardens & Open Web) Devices COVERING PROGRAMATIC & DIRECT BUYS P r o g r a mm a t i c Delivery CT V 15 | Measurement C r e a t i v e

Delivery M e a sure m en t TV ADVERTISER Direct Buy Publisher Apps (Walled Gardens & Open Web) Devices DELIVERING & MEASURING CTV ADS EVERYWHERE P r o g r a mm a t i c Delivery CT V 16 | Measurement C r e a t i v e

ZERO MEDIA TECH ALLOWS PARTNERING ACROSS THE ADTECH ECOSYSTEM 17 |

GO - TO - MARKET 18 |

USED BY GLOBAL BRANDS AND THEIR AGENCIES 19 |

FOCUSING ON THE NEEDS OF THE LARGEST TV ADVERTISERS

HIGH CONCENTRATION AT THE TOP:

200 top U.S. TV **ADVERTISERS**

represent

~75% of total U.S. **TV AD SPEND**

DISTRIBUTION OF TV AD SPEND BY TOP 200 US TV ADVERTISERS



20 | Source: Kantar (https://www.kantar.com/), Winmo (https://www.winmo.com/)

INNOVID

INNOVID IS THE TRUSTED DELIVERY PLATFORM

ESTABLISHED FOOTPRINT:

INNOVID is already a trusted ad delivery platform

~40% of the top 200 U.S. TV advertisers

DISTRIBUTION OF TV AD SPEND BY TOP 200 US TV ADVERTISERS



21

Source: Kantar (https://www.kantar.com/), Winmo (https://www.winmo.com/)

INNOVID

DIFFERENTIATED OFFERING IS WHY WE WIN WITH TV ADVERTISERS

INNOVID

Differentiated CTV Technology	+	Unique Market Position
Only ad server built for CTV		Independent
True platform offering (Ad Serving, Creative Tools, and Measurement)		Not a media business
Proprietary SDK integrations		Source of truth
Proprietary partnerships		Zero conflicts with entire ecosystem

A Highly Defensible and Expanding Moat

Net Revenue Retention: Net Revenue Retention (NRR) Rate is calculated as percentage of revenue retained from existing core platform customers, including expansion revenue, downgrades, and churn.
Note: Retention is calculated for core platform clients; core clients represented ~89% of total 2020 revenue

22

INNOVID

TH E S TO R Y I N N U M B E R S 23 |

Tr a n s a c t i o n Fee "CPM" Tr a n s a c t i o n s Delivered "Impressions" REVENUE BU S I NE S S M O D E L 24 |

Tr a n s a c t i o n Fee "CPM" Tr a n s a c t i o n s Delivered "Impressions" REVENUE BU S I NE S S M O D E L CORE PLATFORM + + + + 25 | MODULE UPSELL

C T V D R I V E S O U R I M P R E S S I O N A CCE L E R A T I O N CTV Impression Volume 2 0 1 8 A 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 22 E 2 0 2 3 E So u rc e : C o m p a n y d a t a An immaterial volume (less than 5%) of impressions which are not automatically classified by device were omitted from the historical 2018 - 2020 data in the impression chart. Revenue from these impressions is included in the company revenue by device on a prorated basis. 26 |

C T V D R I V E S O U R I M P R E S S I O N V O L U M E A CCE L E R A T I O N CTV Impression Volume 2 0 1 8 A Y oY G r o w t h CTV: So u rc e : C o m p a n y d a t a An immaterial volume (less than 5%) of impressions which are not automatically classified by device were omitted from the historical 2018 - 2020 data in the impression chart. Revenue from these impressions is included in the company revenue by device on a prorated basis. 27 | 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 22 E 2 0 2 3 E 67% 60% 77% 58% 53%

C T V D R I V E S O U R I M P R E S S I O N V O L U M E A CCE L E R A T I O N 28 | Note: Illustrative market size based on current global TV advertising spend of $200 billion and Company data assuming constant $20 media CPM 1. $200bn estimate includes 2021 traditional TV ad spend of $169bn and assumes 2021 global CTV ad spend is ~2x US ad spend of $13bn 2. Projected 2023 CTV advertising spend for Innovid customers assuming constant $20 media CPM 3. Estimated 2020 CTV advertising spend for Innovid customers assuming constant $20 media CPM CTV Impression Volume Illustrative Global Market Potential C T V 2 0 2 0 3 $2B CT V 2 0 2 3 $8 B 2 TV ( L i n e a r + CT V ) 1 $200B 2 0 1 8 A Y oY G r o w t h CTV: 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 22 E 2 0 2 3 E 67% 60% 77% 58% 53%

2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 22 E 2 0 2 3 E D e s k t o p T V M o b i l e T V C T V C T V D R I V E S O U R I M P R E S S I O N V O L U M E A CCE L E R A T I O N (impressions in billions) Impression Volume by Device Illustrative Global Market Potential C T V 2 0 2 0 3 $2B CT V 2 0 2 3 $8 B 2 TV ( L i n e a r + CT V ) 1 $200B 2 0 1 8 A Y oY G r o w t h CT V : 6 7% 6 0% 77% 5 8% 5 3 % Other TV ( M o b il e / D e s kt op ): 1 3% 1 0% 26% 1 5% 1 4 % So u rc e : C o m p a n y d a t a An immaterial volume (less than 5%) of impressions which are not automatically classified by device were omitted from the historical 2018 - 2020 data in the impression chart. Revenue from these impressions is included in the company revenue by device on a prorated basis. 29 |

2 0 1 8 A Y oY G r o w t h 2 0 1 9 A 2 0 2 0 A 2 0 2 1 E 2 0 22 E 2 0 2 3 E D e s k t o p T V M o b i l e T V C T V C T V D R I V E S O U R I M P R E S S I O N V O L U M E A CCE L E R A T I O N Impression Volume by Device CT V : 6 7% 6 0% 77% 5 8% 5 3 % Other TV ( M o b il e / D e s kt op ): 1 3% 1 0% 26% 1 5% 1 4% ‘18 A - ‘ 2 3 E CAGR 65% CTV 16% Mob il e T V + De s kto p T V So u rc e : C o m p a n y d a t a An immaterial volume (less than 5%) of impressions which are not automatically classified by device were omitted from the historical 2018 - 2020 data in the impression chart. Revenue from these impressions is included in the company revenue by device on a prorated basis. 30 |

So u rc e : C o m p a n y d a t a ST R O N G P R I C I N G W I T H U P S I D E P O T E N T I A L 3 1 | $ 0 . 00 $ 0 . 25 $ 0 . 50 $ 0 . 75 $ 1 . 00 Q 1 - F Y 1 8 Q 3 - F Y 1 9 Q1 2021 Impressions e C P M Impression Volume Has Grown ~2x While Pricing Has Been Stable ~ 2 x Module Adoption Increases Base Fee “Always On” Every Ad Delivered Tech Usage Fees, Not a Take Rate

3 1% 23% 1 8% 1 4% 1 0% 8% 48% 47% 43% 38% 34% 29% 2 1% 3 0% 40% 48% 56% 63% $4 8 $57 $69 $95 $ 1 3 0 $ 1 7 7 20 1 8A 20 1 9A 20 2 0A 20 2 1A 20 2 2A 20 2 3A D e s k t o p T V M ob il e T V CTV C T V D R I V E S O U R P R O JEC T E D R EV E N U E A CCE L E R A T I O N 32 | Revenue by Device Y oY G r o w t h CTV: Other TV (Mobile/Desktop) : To t a l G r ow t h : 57% 65% 59% 67% 60% 53% 3% 4% 5% 19% 16% 14% 11% 16% 22% 38% 37% 36% ( $ i n m illio n s ) ‘18 A - ‘ 2 3 E CAGR 61% CTV 11% Mob il e T V + De s kto p T V So u rc e : C o m p a n y d a t a An immaterial volume (less than 5%) of impressions which are not automatically classified by device were omitted from the historical 2018 - 2020 data in the impression chart. Revenue from these impressions is included in the company revenue by device on a prorated basis.

P L AT F O R M O V E R VI E W 33 |

I N N O V I D C O RE P L A T F O R M TV ADVERTISER Delivery CT V 34 | Measurement Creative Delivery M e a sure m en t

TV ADVERTISER Delivery Creative Measurement CTV Personalization + CTV Interactivity + CTV Insights + 3 r d P a r t y Modules CT V 35 | + Delivery M e a sure m en t M O D U L A R U P S E L L E X P A N S I O N

VIDEO CREATIVE ASSETS WORKFLOW + + + + C r e a t i v e Single workflow supports +2 5 C T V de v ic e s & C T V a pp s En c od i n g & v a li d a t i o n e n f o rci n g T V q u a l i t y Selected by top media companies a s l a u n ch par t n er 36 |

DELIVERY + + + + Delivery 37 |

REAL TIME ANALYTICS Single source of truth for billing Au d it e d b y t h e M ed i a R a t in g C o un cil Enabling 3 rd party data providers in a unified dashboard R e a l t i m e d a t a a gg r eg a t i on across all platforms + + + + M e a s u r e m e n t 39 |

DELIVERING AND MEASURING CTV ADS TV ADVERTISER Delivery Creative Measurement Delivery M e a sure m en t CTV Personalization + CT V CTV Interactivity + CTV Insights + 3 r d P a r t y Modules + 40 |

INTEGRATED 3 rd PARTY MODULES + + + 3 rd Party Modules +

DELIVERING AND MEASURING CTV ADS TV ADVERTISER Delivery Creative Measurement Delivery M e a sure m en t CTV Personalization + CT V CTV Interactivity + CTV Insights + 3 r d P a r t y Modules + 42 |

CTV PERSONALIZATION + + + CTV Personalization + 43 |

CTV INTERACTIVITY CTV Interactivity + + + + 44 |

SE E I T I N AC T I O N ! 45 | for details: ctvsupport@innovid.com CTV Interactivity + + + +

DELIVERING AND MEASURING CTV ADS TV ADVERTISER Delivery Creative Measurement Delivery M e a sure m en t CTV Personalization + CT V CTV Interactivity + CTV Insights + 3 r d P a r t y Modules + 46 |

A MARKET IN FLUX NEEDS A SOLUTION FOR THE FUTURE 47 |

A MARKET IN FLUX NEEDS A SOLUTION FOR THE FUTURE 48 |

MEASUREMENT FOCUSED ON THE NEEDS OF THE BRAND 49 |

INDEPENDENT, CENSUS MEASUREMENT BUILT FOR CTV


95MM
CTV
Households





CENSUS LEVEL MEASUREMENT

Unparalleled view of the 106MM[1] CTV homes

BUILT FOR TV

Powered by Innovid Key

INDEPENDENT SOURCE OF TRUTH

Single platform for unified and trustworthy measurement

50
Source: eMarketer, Connected TV Households, US, 2021-2025 September 2021

INNOVID

TRANSPARENT AND COMPREHENSIVE REPORTING + + + + CTV Insights 95MM CTV Households 51 |

CTV Insights

UNIFIED REACH AND FREQUENCY


INNOVID
Publisher Reach
Frequency & Distribution

- **MRC Accredited** Impressions – "currency" for digitized ads
- **Unbiased Views**, separate from media transaction
- **Unified Reporting** of programmatic, direct IO, walled gardens and open web
- **40 Performance Metrics** for planning, buying and in-flight optimization

52
INNOVID

H O LI S T I C V I E W O N L Y A N I N D E P E N D E N T A D S E R V E R C A N D E L IV ER + + + + CTV Insights 53 |

DELIVERING ENGAGEMENT, INSIGHTS AND ROI BRAND OBJECTIVE Improve CTV media spend while increasing scale and awareness. Consumer behaviors have rapidly changed over the last year and we needed to adapt our media plans to their new consumption patterns. By leveraging Innovid’s measurement solutions, we can make real - time decisions on connected TV. “ ” Jackie Northacker Digital Media Manager, Anheuser - Busch InBev SR: will add screenshot from campaign + + + + 54 |

F I N A N C I A LS 54 |

KEY FINANCIAL HIGHLIGHTS

~$130M
2022E Revenue

~37%
2022E
Revenue Growth

~81%
2022E
Gross Margins

~$16M
2022E
Adj. EBITDA

- Highly **predictable** and **visible re-occurring revenue:**
  - **Existing clients generate ~90%** of revenue each year[1]
  - **Strong net dollar retention** over the last 3-years, exceeding 120% in 2020
  - **Low customer churn** with 94% core customer retention in 2020
  - **Strong and stable pricing with path to higher margins** with further adoption of highly differentiated products
- **Significant operating leverage**, with low incremental costs as client impression volumes grow

55
1. Revenue from existing clients was 88%, 89%, and 88% in 2018, 2019, and 2020 respectively

INNOVID

77 85 95 2 0 18 2 0 19 2 0 20 Core Client Retention # of Core Clients Net Revenue Retention 84% 88% 94% 2 0 18 2 0 19 2 0 20 11 0% 11 4% 1 2 1% 2 0 18 2 0 19 2 0 20 % o f T o t a l R e v e nu e 8 4% 85% 89% Net Revenue Retention (NRR) Rate is calculated as percentage of revenue retained from existing core platform customers, including expansion revenue, downgrades, and churn. Note: Logo retention and NRR are calculated for core platform clients only R E C U RR I N G A N D G R O W I N G R E V E N U E 56 |

STRONG PROFITABILITY: GROSS MARGIN

($ in millions)

Annual Historical Metrics



$68.8
$56.3
$48.4
82.0%
81.3%
80.6%
2018A
2019A
2020A
Revenue
% Gross Margin

H1 2021 Results



$40.9
$27.2
80.8%
79.0%
H1 2020
H1 2021
Revenue
% Gross Margin

57

INNOVID

1. Acceleration of investments mostly in R&D and S&M following investment round from GS 58 | 2. No quantitative reconciliation of EBITDA to the most directly comparable GAAP financial measure has been provided for projections because management cannot reliably predict all of the necessary components of the GAAP financial measure without unreasonable effort 3. Adjusted EBITDA includes add - back of stock - based compensation from 2018 – 2020; stock - based compensation not projected for 2021 – 2023 P R O F I T A B I L I T Y A CCE L E R A T I O N : A d j u s t e d E B I T DA $ 1 . 4 ($5.2) $2 . 6 $7 . 2 $ 1 5 . 6 $3 4 . 6 20 1 8A 2019A 20 2 0A 20 2 1A 20 2 2A 20 2 3A A d j u s t e d E B I T D A 2 . 9% - 9 . 2% 3 . 8% 7 . 6% 12.0% 1 9 . 5% 35 . 0% 2 0 2 1 E 2 0 22E 2 0 2 3 E Long - term ( $ i n m illio n s )

( $ i n m illio n s ) P & L S U MM A R Y $1.4 ($5.2) $2.6 $7.2 $15.6 $34.6 2.9% - 9.2% 3.8% 7.6% 12.0% 19.5% 1. No quantitative reconciliation of EBITDA to the most directly comparable GAAP financial measure has been provided for projections because management cannot reliably predict all of the necessary components of the GAAP financial measure without unreasonable effort 2. Adjusted EBITDA includes add - back of stock - based compensation from 2018 – 2020; stock - based compensation not projected for 2021 – 2023 59 | Projections Lo ng - Te r m Margins 20 1 8 A Historical Financials Audited 2019A 2020 A 20 2 1 E 20 22E 20 2 3 E Revenue $48.4 $56.3 $68.8 $94.8 $130.1 $177.3 % G r o w t h 11.0% 16.3% 22.2% 37.8% 37.2% 36.3% G r o s s P r o f i t $3 9 . 0 $4 5 . 8 $56 . 4 $7 6 . 8 $1 0 5 . 4 $1 4 3 . 6 % G r o s s M a r g i n 80 . 6% 8 1 . 3% 8 2 . 0% 8 1 . 0% 8 1 . 0% 8 1 . 0% 8 2% - 85 % Adjusted EBITDA % M a r g i n 3 5%

( $ i n m illio n s ) BUSINESS MODEL ASSUMPTIONS P & L S U MM A R Y Historical Financials Audited Projections Long - Term 2018A 2019A 2020A 2021E 2022E 2023E Margins Revenue $48.4 $56.3 $68.8 $94.8 $130.1 $177.3 % G r o w t h 11.0% 16.3% 22.2% 37.8% 37.2% 36.3% G r o s s P r ofi t % G r os s Ma r g in $39.0 80.6% $45.8 $56.4 81.3% 82.0% $76.8 $105.4 $143.6 81.0% 81.0% 81.0% 8 2% - 85% $1.4 ($5.2) $2.6 $7.2 $15.6 $34.6 2.9% - 9.2% 3.8% 7.6% 12.0% 19.5% Adjusted EBITDA % M a r g i n 3 5 % Growth x Organic X Non Organic N e w Cli e nt s x L i ne a r G r o w t h X Accelerated Shift Pricing x Stable X Upside Upsell x S i m il a r R at e s o f Ad opt i o n X Accelerated Adoption Global x U . S . F o cu s X Accelerated Global Growth 1. No quantitative reconciliation of EBITDA to the most directly comparable GAAP financial measure has been provided for projections because management cannot reliably predict all of the necessary components of the GAAP financial measure without unreasonable effort 2. Adjusted EBITDA includes add - back of stock - based compensation from 2018 – 2020; stock - based compensation not projected for 2021 – 2023 60 |

H 1 2 0 2 1 S T R O N G P E R F O R M A N C E 1. Adjusted EBITDA and Adjusted EBITDA Margin are non - GAAP financial measures. Non - GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitute for an analysis of results as reported under GAAP. See Appendix for a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the nearest financial measures reported under GAAP. 50% YOY Revenue Growth d r i v e n p r i m a r il y b y g ro w t h a n d s c a li n g o f C T V 81% Gross Profit U p f r o m 7 9 % G r o s s P r o f i t i n H 1 2 0 2 0 5% Adjusted EBITDA 1 Margin s i g n i f i c a n t i m p r o v e m e n t f r o m ( 25% ) l o s s i n H 1 2 0 2 0 Revenue is generated on CTV u p f r o m 4 0 % i n H 1 2 0 20 45% 95 % CTV Revenue YOY Growth 6 7 % YOY growth in revenue from our non - U.S. customers 6 1 |

G R O W T H S T R A T E GY 62 |

Win new logos Global expansion Upsell additional modules (Acquisitions & Home - Grown) Benefit from volume growth of existing customers MU L T I P L E L E V E R S T O D R I V E H I GH G R O W T H F O R F O R E S EE A B L E F U T U RE 63 |

C T V 64 |

QUESTIONS C l i c k t he b u tto n in the “Participants” tab. Raise Hand 65 |

Leading Independent Ad Delivery and Measurement Platform for Connected TV THANK YOU Investors@Innovid .com

Appe n d i x

Net Income (Loss) to Adjusted EBITDA Reconciliation ($ in millions) 68 |

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.